

April 17, 2013

<u>Via E-mail</u>
David K. Skeens
Treasurer and
Chief Financial Officer
National Bankshares, Inc.
101 Hubbard Street
P.O. Box 90002
Blacksburg, VA 24062-9002

      Re: National Bankshares, Inc.
              Item 4.02 Form 8-K
              Filed March 20, 2013
              File No. 0-15204

Dear Mr. Skeens:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ John P. Nolan

              John P. Nolan
              Senior Assistant Chief Accountant